EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

						Three Months
	Year Ended December 31,					Ended April 3,
	2005	2006	2007	2008	2009	2010
	(Restated)

Net loss before income taxes	$(14,394)	$(27,674)	$(22,889)	$(18,858)	$(6,025)	$(4,586)

Add: Fixed charges	801	2,579	2,780	3,178	2,974	689

Total loss	$(13,593)	$(25,095)	$(20,109)	$(15,680)	$(3,051)	$(3,874)

Fixed charges:
Interest expense	$661	$2,394	$2,542	$2,923	$2,723	$619
Estimated rent interest expense	140	185	238	255	251	70

Total fixed charges	$801	$2,579	$2,780	$3,178	$2,974	$689

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(14,394)	$(27,674)	$(22,889)	$(18,858)	$(6,025)	$(4,586)